                                                  Filed Pursuant to Rule 424(b)3
                                                  Registration No. 333-61104


                         [Bank of Powhatan Letterhead]



                                 July 18, 2001



Dear Fellow Shareholders:

          You are cordially invited to attend the Annual Meeting of Shareholders of Bank of Powhatan, N.A. on Wednesday, August 15, 2001, at 9:00 a.m. at Powhatan Village Building, 3910 Old Buckingham Road, Powhatan, Virginia. The accompanying notice and proxy statement/prospectus describe important matters to be presented at the meeting. Please give them your prompt attention.

          At the Annual Meeting you will be asked to approve a proposal to adopt a bank holding company form of organization for the bank. Under the proposal, the bank will conduct its banking operations as a wholly-owned subsidiary of TransCommunity Bankshares Incorporated, a newly-organized Virginia corporation that will serve as the holding company for the bank. In this reorganization, each share of your stock in the bank will be exchanged, in a tax-free transaction, into one share of common stock of the holding company. After consummation of the reorganization, the bank will conduct its business in substantially the same manner and from the same offices as before the reorganization.

          The financial services industry is one of the most rapidly changing segments of Virginia's and the nation's economy. Historical distinctions between various types of financial institutions are eroding rapidly, and banks are subject to new and more aggressive competition from every side. The Board of Directors of the bank believes that the greater flexibility and investment opportunities provided by the establishment of a holding company will facilitate the fulfillment of our customers' needs in this rapidly changing environment, including the ability to establish new subsidiary banks in new markets. The Board of Directors of the bank has unanimously approved the proposed reorganization and encourages you to read carefully the enclosed proxy statement/prospectus and to VOTE FOR the reorganization of the bank.

          At the meeting, you also will vote on the election of all of the directors of the bank for the coming year. Your Board of Directors unanimously supports these individuals and recommends that you VOTE FOR them as directors. Finally, you will also vote to ratify the designation of S. B. Hoover & Company, L.L.P. as independent public accountants for the bank. The Board of Directors recommends that you VOTE FOR ratification of S. B. Hoover & Company, L.L.P.

          We hope you can attend the Annual Meeting. Whether of not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own. We look forward to seeing you at the Annual Meeting, and we appreciate your continued loyalty and support.

                              Sincerely,



                              James F. Keller
                              President

                            BANK OF POWHATAN, N.A.

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          To Be Held August 15, 2001


To Our Shareholders:

       The Annual Meeting of Shareholders of Bank of Powhatan, N.A. will be held, on Wednesday, August 15, 2001, at 9:00 a.m. at Powhatan Village Building, 3910 Old Buckingham Road, Powhatan, Virginia for the following purposes:

       1. To approve an Amended and Restated Agreement and Plan of Reorganization dated as of May 9, 2001, a copy of which is attached to the accompanying proxy statement/prospectus as Exhibit A, providing for a share exchange at a ratio of one share of the common stock of Bank of Powhatan, N.A. for one share of the common stock of TransCommunity Bankshares Incorporated, a Virginia corporation formed to serve as the holding company for the bank;

       2. To elect 13 directors of the Bank of Powhatan, N.A. to serve for a one year term and until their successors are elected and qualified;

       3. To ratify the designation of S. B. Hoover & Company, L.L.P. as independent public accountants for the Bank of Powhatan, N.A. for the fiscal year ending December 31, 2001.

       4. To transact such other business as may properly come before the meeting.

       Shareholders of record at the close of business on July 6, 2001, are entitled to notice of and to vote at the Annual Meeting and any adjournments thereof.

                              By Order of the Board of Directors



                              James F. Keller
                              President


July 18, 2001


        THE BOARD OF DIRECTORS OF BANK OF POWHATAN, N.A. RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE THE AMENDED AND RESTATED AGREEMENT
    AND PLAN OF REORGANIZATION, TO ELECT THE DIRECTORS NAMED IN THE ATTACHED
          PROXY STATEMENT/PROSPECTUS AND TO RATIFY THE DESIGNATION OF
 S. B. HOOVER & COMPANY, L.L.P. AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE BANK.

            PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY,
             WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

                            BANK OF POWHATAN, N.A.

                           _________________________

                          PROXY STATEMENT/PROSPECTUS
                        670,936 SHARES OF COMMON STOCK
                                      OF
                    TRANSCOMMUNITY BANKSHARES INCORPORATED
                           _________________________

                                 INTRODUCTION

     This proxy statement/prospectus is furnished to shareholders of Bank of Powhatan, N.A. in connection with the solicitation of proxies by the Board of Directors of the bank for use at the Annual Meeting of Shareholders to be held on Wednesday, August 15, 2001, at the time and place set forth in the accompanying Notice of Annual Meeting of Shareholders and at any adjournment thereof. This proxy statement/prospectus and the enclosed form of proxy are being mailed to the shareholders of the bank on or about July 18, 2001.

     At the Annual Meeting, shareholders will be asked to approve the reorganization of the bank into a holding company structure in accordance with the terms and conditions set forth in the Amended and Restated Agreement and Plan of Reorganization, dated as of May 9, 2001, a copy of which is attached as Exhibit A to this proxy statement/prospectus. The agreement provides for a share exchange at a ratio of one share of the bank's common stock for one share of the common stock of TransCommunity Bankshares Incorporated, a Virginia corporation recently organized to serve as the holding company for the bank. If approved by the shareholders of the bank, at the effective date of the reorganization, each outstanding share of common stock of the bank will be exchanged, in a tax-free transaction, for one share of common stock of the holding company. After consummation of the reorganization, the bank will conduct its business as a wholly-owned subsidiary of the holding company in substantially the same manner and from the same offices as the bank did before the reorganization.

     This proxy statement/prospectus also serves as the prospectus for the holding company as it relates to 670,936 shares of holding company common stock to be issued to the shareholders of the bank in exchange for their shares of bank common stock. The holding company has filed a registration statement under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of holding company common stock to be issued in connection with the reorganization.

     At the Annual Meeting, you will also vote on the election of all of the directors of the bank for the coming year and the ratification of S. B. Hoover & Company, L.L.P. as the bank's independent public accountants.

     The principal offices of the bank and the holding company are at 2320 Anderson Highway, Powhatan, Virginia 23239 (telephone: (804) 598-6839).
                           _________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           _________________________

         The date of this proxy statement/prospectus is July 18, 2001.

                               TABLE OF CONTENTS

                                                 Page                                                            Page
                                                 ----                                                            ----
SUMMARY OF THE PROXY                                3       BANK OF POWHATAN N.A.                                 20
 STATEMENT/PROSPECTUS                                        Business                                             20
                                                             Securities Ownership of Certain Beneficial Owners    21

SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA OF BANK OF                                 ELECTION OF BANK DIRECTORS; MANAGEMENT                21
  POWHATAN, N.A.                                    5        Nominees for Election                                21
                                                    6        Meetings and Committees of the Board of Directors    22
GENERAL INFORMATION                                 6        Executive Compensation                               23
  Use and Revocation of Proxies                     6        Employment Arrangements                              23
  Shareholders Entitled to Vote and Vote Required   6        Transactions With Management                         23
  Solicitation of Proxies                           6        Principal Security Holders                           24
  Financial Statements                              6        Stock Option Plan                                    24

THE PROPOSED REORGANIZATION                         7       SUPERVISION AND REGULATION                            25
  Description of the Reorganization                 7        General                                              25
  Reasons for the Reorganization                    7        The Holding Company                                  26
  Anticipated Effective Date of the Reorganization  7        Bank of Powhatan, N.A.                               27
  Exchange of Stock                                 8
  Federal Income Tax Consequences                   8       APPOINTMENT OF AUDITORS                               29
  Recommendation of the Bank's
    Board of Directors                              8       OTHER MATTERS                                         29
  Required Regulatory Approvals                     8
  Possible Abandonment of the Reorganization        9       LEGAL MATTERS                                         29
  Rights of Dissenting Shareholders                 9
                                                            SHAREHOLDER PROPOSALS                                 29
MATERIAL EFFECTS OF THE
 REORGANIZATION                                    10       AVAILABLE INFORMATION                                 30
  Anti-Takeover Effects of the Reorganization      10
  Comparison of the Rights of Shareholders         10       DISCLOSURE REGARDING FORWARD
  State Anti-Takeover Statutes                     14        LOOKING STATEMENTS                                   30
  Historical and Pro Forma Capitalization          16
  Regulation and Supervision                       17       Amended and Restated Agreement and
                                                            Plan of Reorganization dated May 9, 2001       Exhibit A
THE HOLDING COMPANY                                17
  General                                          17       (S) 215a(b) of the National Banking Act        Exhibit B
  Contemplated Future Stock Issuances by the
    Holding Company                                18       Bank of Powhatan, N.A.'s annual report on
  Management and Operations After the                       Form 10-KSB for the year ended
    Reorganization                                 18       December 31, 2000                              Enclosure
  Employment Arrangements                          19
  Indemnification of Directors and Officers        19       Bank of Powhatan, N.A.'s quarterly report on
  Description of Holding Company Capital Stock     19       Form 10-QSB for the quarter ended
  Market for Holding Company Common Stock          20       March 31, 2001                                 Enclosure

  No person has been authorized to give any information or to make any representations not contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to sell any securities other than the securities to which it relates or an offer to sell any securities covered by this proxy statement/prospectus in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer. Neither the delivery hereof nor any distribution of securities of TransCommunity Bankshares Incorporated made hereunder shall, under any circumstances, create an implication that there has been no change in the facts set forth herein since the date hereof.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the reorganization and its potential impact on you, we urge you to read this entire document carefully, including the appendices and enclosures. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

     The reorganization must receive the necessary shareholder approval before it can be consummated.

Annual Meeting (Notice and page 6)

     Date, Time and Place. August 15, 2001 at 9:00 a.m. at Powhatan Village Building, 3910 Old Buckingham Road, Powhatan, Virginia.

     Purpose. To approve and adopt the Amended and Restated Agreement and Plan of Reorganization dated as of May 9, 2001, providing for the establishment of a holding company structure for the bank. The affirmative vote of more than two-thirds of the outstanding shares of bank common stock will be required to approve the agreement. In addition, shareholders will vote to elect directors of the bank to serve for a one year term and until their successors are elected and qualified and to ratify the appointment of S. B. Hoover & Company, L.L.P. as independent public accountants of the bank for the fiscal year ending December 31, 2001.

The Reorganization (page 7)

     TransCommunity Bankshares Incorporated was incorporated as a Virginia corporation on March 16, 2001, to serve as the holding company for the bank. Pursuant to the Amended and Restated Agreement and Plan of Reorganization, on the effective date of the reorganization shareholders of the bank will automatically become shareholders of the holding company and will receive one share of holding company common stock in exchange for each share of bank common stock they hold. As a subsidiary of the holding company, the bank will conduct its business in the same manner and from the same offices as the bank did prior to the reorganization.

Reasons for the Reorganization (page 7)

     The Board of Directors believes the establishment of a holding company structure for the bank will provide greater flexibility in responding to the expanding financial needs of the bank's customers and in meeting increasing and ever-changing forms of competition for financial services. The holding company structure will also afford certain investment opportunities and options that are otherwise not available currently to the bank, including the contemplated establishment of two new subsidiary banks in Goochland County and Louisa County, Virginia.

Federal Income Tax Consequences (page 8)

     The reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code in which no gain or loss will be recognized by a bank shareholder upon the receipt of holding company common stock in exchange for bank common stock.

Recommendation of the Board of Directors (page 8)

     The bank's Board of Directors, by unanimous vote, has approved and adopted the Amended and Restated Agreement Plan of Reorganization and determined that the reorganization is in the best interests of the bank. The bank's Board of Directors recommends that the bank's shareholders vote FOR the adoption of the reorganization, vote FOR the election of the directors named herein and vote FOR the designation of S. B. Hoover & Company, L.L.P. as independent public accountants for the bank.

Anti-Takeover Effects of the Reorganization (page 10)

     The Virginia Stock Corporation Act and the holding company's Articles of Incorporation contain provisions designed to enhance the ability of a board of directors to discourage attempts to acquire control of the holding company. These provisions can have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board of Directors.

Comparison of the Rights of Shareholders (page 10)

     There are differences between rights of shareholders under the Articles and Bylaws of the bank compared to those rights which exist under the Articles and Bylaws of the holding company. The significant differences concern the shareholder vote required for approval of certain corporate actions, the provisions concerning director liability and indemnification and the circumstances governing the calling of a special meeting of shareholders.

Rights of Dissenting Shareholders (page 9)

     Those shareholders of the bank who object to the reorganization will be entitled to exercise their dissenters' rights and to receive the fair value of their shares pursuant to the National Bank Act. In order for a dissenting shareholder to receive the fair value of his or her shares in cash, a dissenting shareholder must vote against the reorganization and provide a written request for the fair value of the shares owned by such shareholder to the bank within thirty days after consummation of the reorganization. Under the terms of the Amended and Restated Agreement and Plan of Reorganization, the reorganization may be abandoned prior to consummation and, if this happens, dissenters will not receive any payment for their shares and will continue to own their shares. If a significant number of shareholders exercise their dissenters' rights, the bank and the holding company may abandon the reorganization.

     Any dissenting shareholder who is paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares.

Conditions for Consummation; Anticipated Effective Date; Termination (page 7)

     The consummation of the reorganization is subject to, among other things,
(a) the affirmative vote of more than two-thirds of the outstanding shares of bank common stock, and (b) the approval by the Federal Reserve. A notice seeking approval of the reorganization was filed with the Board of Governors of the Federal Reserve System (the "Federal Reserve") on May 17, 2001, and with the Office of the Comptroller of the Currency ("OCC") on June 15, 2001. The reorganization is expected to be consummated on or about August 15, 2001. The reorganization may be terminated by either the holding company or the bank prior to the approval of the agreement by the shareholders of such party or by the mutual consent of the boards of directors of the holding company and the bank after any required shareholder approvals are received.

Regulation and Supervision (page 17)

     After the effective date of the reorganization, the holding company will be subject to the Bank Holding Company Act of 1956, as amended, and will be subject to regulation by the Federal Reserve with respect to its operations as a bank holding company.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                           OF BANK OF POWHATAN, N.A.

     The bank is providing the following financial information to you for your analysis of the financial aspects of the reorganization. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of the bank and the related notes contained in the Annual Report on Form 10-KSB for the year ended December 31, 2000, and the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, that are enclosed with this proxy statement/prospectus.



                                                                                     For Three
                                                            For Year Ended          Months Ended
                                                          December 31, 2000        March 31, 2001
                                                        ----------------------  --------------------
                                                   (In thousands, except ratios and per share amounts)
Income Statement Data:
Net interest income                                             $    441              $    147
Provision for loan losses                                             38                    44
Other income                                                          10                   127
Other expenses                                                      (561)                 (351)
Income tax expense
Net loss                                                            (147)                 (120)

Per Share Data:
Net income                                                          (.22)                 (.18)
Cash dividends                                                       N/A                   N/A
Book value                                                          9.57                  9.39
Average shares outstanding                                       670,543               670,543

Balance Sheet Data:
Assets                                                            11,562                17,310
Loans, net of unearned income                                      2,957                 6,285
  and allowance for loan losses
Total investment securities                                        6,363                 7,761
Deposits                                                           4,979                10,789
Stockholders' equity                                               6,421                 6,300

Capital Ratios:
Leverage                                                          100.14%                42.70%
Risk-based:
   Tier 1 capital                                                 118.08%                62.13%
   Total capital                                                  118.78%                62.96%
Average equity to average assets                                   79.39%                44.25%

                              GENERAL INFORMATION

Use and Revocation of Proxies

     If the enclosed proxy form is properly executed and timely returned for voting at the Annual Meeting, the shares represented thereby will be voted in accordance with instructions thereon. If no instructions are included, the proxy will be voted in favor of the reorganization, in favor of the nominees for the board of directors listed in this proxy statement, in favor of the ratification of S. B. Hoover & Company, L.L.P. as the bank's independent public accountants, and in the discretion of the proxy holders as to any other matters which may properly come before the Annual Meeting. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting, unless otherwise revoked.

     Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder who has executed and returned a proxy and for any reason desires to revoke it may do so at any time before the proxy is exercised by filing with the Secretary of the bank an instrument revoking it or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Shareholders Entitled to Vote and Vote Required

     Only holders of record of bank common stock at the close of business on July 6, 2001, are entitled to vote at the Annual Meeting. On the record date there were 670,936 shares of bank common stock, par value $2.50 per share, outstanding and entitled to vote. Each share of outstanding bank common stock is entitled to one vote on all matters presented at the Annual Meeting. In order for the plan for reorganization to become effective, more than two-thirds of the outstanding shares of bank common stock must be voted in favor of the Amended and Restated Agreement and Plan of Reorganization. Directors are elected by a plurality of votes cast, in which election shareholders have the right to cumulative voting. On all other matters presented at the Annual Meeting, an affirmative vote by the holders of a majority of shares represented at the meeting is required for such approvals.

     Directors, executive officers and their affiliates beneficially own and may vote 38,215 of the outstanding shares of the bank's common stock entitled to vote on the matters presented, which shares represent 5.7% of the votes required to approve the reorganization.

Solicitation of Proxies

     The bank will bear its own expenses incident to soliciting proxies. Directors, officers, employees and agents of the bank acting without commission or other special compensation may solicit proxies in person, by telephone or by mail.

Financial Statements

     The bank's Annual Report on Form 10-KSB for the year ended December 31, 2000, and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, are included with this proxy statement/prospectus. Additional copies of these reports will be furnished without charge to shareholders upon written request directed to the bank's cashier. Additional financial information will be provided upon request. Please refer to "AVAILABLE INFORMATION."

                          THE PROPOSED REORGANIZATION

Description of the Reorganization

     The Board of Directors of the bank has unanimously approved the proposed reorganization whereby the business of the bank will be conducted under a holding company structure. The holding company was organized in March of this year under the laws of Virginia to serve as the holding company for the bank upon shareholder approval.

     The bank and the holding company have entered into an agreement under the terms of which shareholders of the bank will exchange shares of the bank's common stock for shares of the holding company's common stock. This would result in the bank becoming a wholly-owned subsidiary of the holding company. Upon consummation of the reorganization following shareholder approval, shareholders of the bank automatically will become shareholders of the holding company and will own one share of holding company common stock for each share of bank common stock they held at the effective date.

     The Board of Directors of the bank intends that the bank will conduct its business after the reorganization in the same manner as it did prior to the reorganization. It is anticipated that the officers and personnel of the bank will continue in their same capacity with the bank after the reorganization.

Reasons for the Reorganization

     The financial services industry is one of the most rapidly changing segments of the American economy. Historical distinctions between various types of financial institutions are eroding rapidly as a result of legislative changes and changing regulatory philosophies. In addition, traditional restrictions on branch banking have given way to multi-state banking and multi-state bank holding companies. Accordingly, banks are subject to aggressive competition from a wide variety of institutions offering an expansive array of financial products and services. Current laws and regulations applicable to banks limit their ability to supplement traditional financial services and products and to diversify into other banking-related ventures in response to increasing competition and changing customer needs.

     The laws and regulations applicable to bank holding companies, however, allow them greater flexibility in expanding their markets by increasing the variety of services they and their subsidiaries provide their customers. While the activities of the holding company will be subject to regulations under the Bank Holding Company Act, management believes that a bank holding company structure will allow it to successfully pursue a business strategy of establishing local subsidiary community banks that will provide personal service combined with a larger organization that will have a sufficient amount of business to make certain services profitable that could not be profitable if offered by a single community bank. In addition, under the recently enacted Gramm-Leach-Bliley Act and subject to compliance with various regulatory criteria, the bank holding company could elect to become a financial holding company and offer an even greater variety of additional financially-related services to its customers. Thus, the management and the Board of Directors of the bank believe that the new corporate structure proposed in the reorganization will enhance the bank's ability to compete under existing laws and regulations and to respond effectively to changing market conditions. (See "THE HOLDING COMPANY - General.")

     As a part of its strategy to compete most effectively, the holding company is in the early stages of planning for the formation of two new subsidiary banks in the suburban/rural markets west of Richmond, Virginia. It is contemplated that one bank will be located in Goochland County, Virginia, to be known as the Bank of Goochland, N.A., and one bank will be located in Louisa County, Virginia, to be known as the Bank of Louisa, N.A.

Anticipated Effective Date of the Reorganization

     If the holders of more than two-thirds of the outstanding shares of the bank's common stock approve the Amended and Restated Agreement and Plan of Reorganization, then the reorganization will become effective upon satisfaction of certain conditions and the receipt of required regulatory approvals, including approval by the Federal Reserve. Subject to receipt of all requisite regulatory approvals and the satisfaction of all other conditions to the reorganization, the objective is to have the effective date for the reorganization on or about August 15, 2001.

Exchange of Stock

     On the effective date of the reorganization, shareholders of the bank will automatically become shareholders of the holding company. Each share of bank common stock, par value $2.50 per share, will be automatically exchanged for one share of holding company common stock, par value of $.01 per share. Outstanding certificates representing shares of bank common stock will thereafter represent an equal number of shares of the holding company's stock. Upon consummation of the reorganization, promptly after the effective date the holding company will cause the bank, as the exchange agent, to mail to the bank's common stock shareholders who hold stock immediately prior to the effective date, a letter of transmittal and instructions related to the exchange of their bank common stock certificates for certificates representing the number of shares of holding company common stock into which their bank common stock has been exchanged as a result of the reorganization.

     BANK SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

Federal Income Tax Consequences

     It is the opinion of Troutman Sanders Mays & Valentine LLP, counsel to the bank and to the holding company, that the reorganization will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code and that the bank's shareholders will not recognize any gain or loss on the exchange of bank common stock solely for holding company common stock. A shareholder's tax basis in the shares of holding company common stock received in exchange for his or her bank common stock will equal his or her tax basis in the shares of bank common stock exchanged therefor. The holding period for those shares of holding company common stock will include the shareholder's holding period for the shares of bank common stock exchanged therefor, if they are held as a capital asset at the time of the exchange.

     Upon consummation of the reorganization, no gain or loss will be recognized by the holding company or bank.

     One condition to consummation of the reorganization is the bank's receipt of an opinion of Troutman Sanders Mays & Valentine LLP to the effect that the reorganization will qualify as a reorganization under Section 368(a) and that, for the bank's shareholders who receive holding company common stock for their bank common stock, the exchange will result in the non-recognition of gain or loss. The bank has received this opinion.

     The foregoing discussion of federal income tax consequences is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change possibly with retroactive effect or possible differing interpretations. Each bank shareholder is urged to consult his or her own tax advisor with regard to the specific federal, state and local tax consequences of the reorganization with respect to his or her particular situation.

Recommendation of the Bank's Board of Directors

     The bank's Board of Directors has unanimously approved and adopted the Amended and Restated Agreement and Plan of Reorganization. The Board believes the reorganization is in the best interests of the bank and the bank's shareholders and recommends that the bank's shareholders vote FOR approval of the Amended and Restated Agreement and Plan of Reorganization.

Required Regulatory Approvals

     The reorganization must be approved by the Federal Reserve. Management of the holding company has filed the required notification for approval of the Amended and Restated Agreement and Plan for Reorganization with the Federal Reserve. Subject to the approval of the Federal Reserve and the satisfaction of all other conditions to the reorganization, management expects that the reorganization will be become effective on or about August 15, 2001.

Possible Abandonment of the Reorganization

     The Amended and Restated Agreement and Plan for Reorganization may be terminated by the unilateral action of the board of directors of the bank or the holding company prior to the approval by the bank's shareholders or by the mutual consent of the respective boards of directors of the bank and the holding company after the required approval of the bank's shareholders has been received. Although management believes it is unlikely the Board might seek to terminate the plan of reorganization after receiving shareholder approval, such action might be appropriate in some circumstances. For example, management of the bank would seek to terminate the reorganization if the amount required to pay dissenters' rights would reduce the capital of the bank below its regulatory capital requirements or to a level that management believed would be inappropriate for the bank.

Rights of Dissenting Shareholders

     Pursuant to the National Bank Act, 12 U.S.C. (S) 215a(b), the holders of bank common stock are entitled to dissent and obtain payment for the fair value of their shares in the event that the reorganization is consummated. If the number of shares held by shareholders who seek to exercise their dissenters' rights is such that the payment of the fair value for such shares would reduce the capital of the bank below its regulatory capital requirements or below a level that bank management believes prudent for the bank, the bank and the holding company may abandon the reorganization. If the Amended and Restated Agreement and Plan of Reorganization is approved by the requisite number of holders of bank common stock and the reorganization receives all necessary regulatory approvals, then any shareholder of the bank who has voted against the reorganization at the Annual Meeting, or who has given notice in writing at or prior to such meeting to the presiding officer that he or she dissents from the reorganization, shall be entitled to receive the fair value of the shares so held, upon written request made to the bank at any time before thirty days after the date of consummation of the reorganization, accompanied by surrender of his or her stock certificates.

     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the reorganization, by an appraisal made by a committee of three persons, composed of (a) one appraiser selected by the vote of a majority of the stockholders who dissent and are entitled to payment in cash, (b) one appraiser selected by the directors of the bank and (c) one appraiser selected by the two appraisers so selected. The valuation agreed upon by any two of the appraisers shall govern. If the value so fixed is not satisfactory to any dissenting shareholder who has requested the payment, that shareholder may, within five days after being notified of the appraised value of the shares, appeal to the Office of the Comptroller of the Currency ("OCC"), who shall cause a reappraisal to be made. Any such reappraisal shall be final and binding as to the value of the shares.

     If, within ninety days from the date of consummation of the reorganization, for any reason one or more of the appraisers is not selected as provided above, or the appraisers fail to determine the value of such shares, the OCC shall, upon written request of any interested party, cause an appraisal to be made which shall be final and binding on all parties. The expenses of the OCC in making the reappraisal or the appraisal, as the case may be, shall be paid by the holding company. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the holding company. The shares of stock of the holding company which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the holding company at an advertised public auction, and the holding company shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess of such sale price shall be paid to such dissenting shareholders.

     The right of shareholders to dissent and obtain payment for the fair value of their shares is contingent upon the consummation of the reorganization. If the number of shares held by shareholders who seek to exercise their dissenters' rights is significant, under the terms of the Amended and Restated Agreement and Plan for Reorganization, the bank and the holding company may abandon the reorganization. If the reorganization is abandoned, there would be no right of shareholders to obtain payment for their shares.

     The foregoing discussion describes the provisions of the National Bank Act, 12 U.S.C. (S) 215a(b), deemed material by the bank; however, shareholders are urged to review the section in its entirety, which is included as Exhibit B to this proxy statement/prospectus. Any shareholder who intends to vote against reorganization and exercise dissenters' rights should review the text of those provisions carefully and also should consult with his or her attorney.

No further notice of the events giving rise to dissenters' rights or any steps associated therewith will be furnished to bank shareholders, except as indicated above or otherwise required by law.

     Any dissenting shareholder who exercises his or her right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his or her shares. The amount of gain or loss and its character as ordinary income or capital gain will be determined in accordance with applicable provisions of the Internal Revenue Code.

                    MATERIAL EFFECTS OF THE REORGANIZATION

Anti-Takeover Effects of the Reorganization

     The Virginia Stock Corporation Act and the holding company's Articles of Incorporation contain provisions that are designed to enhance the ability of the Board of Directors of the holding company to discourage unwelcome attempts to acquire significant control of the holding company. These provisions, which are discussed in greater detail below under "--State Anti-Takeover Statutes," are designed to and often do have an anti-takeover effect by discouraging takeover attempts that have not been negotiated with and approved by the Board of Directors. Among those takeover attempts which can be discouraged by these provisions are takeovers that some shareholders may deem to be in their best interests. To the extent that these takeover attempts are discouraged, temporary fluctuations in the market price of holding company common stock resulting from actual or rumored takeover attempts may be inhibited. These anti-takeover provisions also can discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and potentially could affect adversely the market price of holding company common stock.

     The anti-takeover features of the holding company's Articles of Incorporation were not adopted in response to or with knowledge of any existing or threatened takeover attempts or "unfriendly" efforts to gain control of the bank or the holding company. Rather, these provisions provide standard corporate protections common among bank holding companies which the organizing directors of the holding company believed to be in the best interests of current bank shareholders who will become shareholders of the holding company upon consummation of the reorganization. There are no additional plans to adopt other anti-takeover provisions following the reorganization.

     The protective provisions contained in the holding company's Articles of Incorporation and provided by the Virginia Stock Corporation Act are summarized in further detail in the sections immediately below. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the holding company's Articles of Incorporation and the statutory provisions contained in the Virginia Stock Corporation Act.

Comparison of the Rights of Shareholders

     General. The bank is a national bank subject to the provisions of the National Bank Act and, in certain respects to the provisions of the Virginia Stock Corporation Act. Shareholders of the bank, whose rights are governed by the bank's Articles of Association and Bylaws, will become shareholders of the holding company upon consummation of the reorganization. The rights of such shareholders will then be governed by the holding company's Articles of Incorporation, Bylaws and by the Virginia Stock Corporation Act.

     Except as set forth below, there are no material differences between the rights of the bank's shareholders and the rights of shareholders who own holding company common stock upon consummation of the reorganization. This summary is qualified in its entirety by reference to the Articles of Association and Bylaws of the bank and to the National Banking Act, as well as to the Articles of Incorporation and Bylaws of the holding company and the Virginia Stock Corporation Act.

     Authorized Capital. The bank's Articles of Association authorize the issuance of up to five million shares of bank common stock, par value $2.50 per share, of which 670,936 shares were issued and outstanding as of June 30, 2001. The bank also has authority under its Articles of Association to issue 2,000,000 shares of preferred stock at a par value of $2.50 per share. No shares of preferred stock have been issued and there are no current plans to issue any preferred stock. The holding company's Articles of Incorporation authorize the issuance of up to 5,000,000 shares of common stock, par value $.01 per share, of which no shares are issued and outstanding as of the date of this proxy statement/prospectus. This additional authorized common stock gives the Board of Directors of the holding company flexibility in the structuring and financing of acquisitions and other financial activities.

     Shareholder Vote Required for Certain Actions. The Virginia Stock Corporation Act and the National Bank Act both provide that an amendment to a corporation's or bank's charter must be approved by each voting group entitled to vote on the proposed amendment.

     The bank's Articles of Association contain no provisions addressing certain fundamental actions such as amending its Articles of Association or approving a plan of merger or share exchange, or a sale of all or substantially all the bank's assets other than in the normal course of business. Therefor, these fundamental actions are governed by the Virginia Stock Corporation Act which requires a two-thirds vote of the bank's shareholders to approve any such actions in the absence of any lower voting requirement that might be authorized under the bank's Articles of Association.

     In contrast, the holding company's Articles of Incorporation provide that the shareholder vote required to approve fundamental actions is a majority of the shares entitled to be cast, provided that two-thirds of the members of the Board of Directors then in office have approved and recommended the action. In the absence of such approval and recommendation by the Board, the vote required for approval of such fundamental actions is 80% or more of the shares entitled to vote on the matter.

     The effect of this lower shareholder vote requirement in the holding company's Articles of Incorporation is to make shareholder approval of fundamental actions less difficult to obtain in the case of fundamental actions favored and approved by the holding company's Board of Directors. With respect, however, to a fundamental action not approved by a two-thirds vote of the holding company's Board of Directors, this provision will make approval of the fundamental action subject to the 80% affirmative vote requirement of the shareholders and, therefore, more difficult to obtain. For this reason, the provisions of the holding company's Articles of Incorporation have anti-takeover implications in that they make a fundamental action not favored by the Board of Directors substantially more difficult to adopt. The organizing directors of the holding company believed that it would be in the best interests of the shareholders of the holding company to encourage potential acquirors of the holding company to negotiate directly with the Board in cases where the potential takeover is not favored by 80% or more of the shareholders.

     The holding company's Bylaws provide that the power to amend the Bylaws is vested in the Board of Directors. Thus, the holding company's Bylaws may be amended by a majority of the members of the Board of Directors present at a meeting which was properly called and at which a quorum is present. Also, by statute under the Virginia Stock Corporation Act, the Bylaws can be amended by action of a majority of the shareholders.

     Size and Classification of Board of Directors. The bank's Articles of Association provide for a Board of Directors consisting of not less than 5 nor more than 25 individuals, the exact number to be fixed from time to time by a resolution of a majority of the Board of Directors of the bank or by resolution of the shareholders at any annual or special meeting. The Board of Directors of the bank, however, may not increase the number of directors by more than two between shareholders' meetings. The National Bank Act requires that each director own bank common stock having a par value of not less than $1,000, or stock in a like amount of the bank's holding company.

     The holding company's Articles of Incorporation provide for a Board of Directors consisting of a minimum of 3 and a maximum of 15 individuals. The holding company's Articles also provide that directors are divided into three classes as nearly equal as possible, to be elected to consecutive three-year terms, with the first class's term expiring in 2002. Directors of a class whose term expires, or their replacements, will be elected at the next annual meeting of shareholders. This classified board arrangement has anti-takeover implications in that it makes a fundamental action not favored by the Board of Directors more difficult to adopt, by preventing an unfavored acquiror from removing all of the directors at one time and replacing them with directors who favor a particular fundamental action.

     Vacancies and Removal of Directors. The bank's Bylaws provide that vacancies on the Board of Directors may be filled by a majority vote of the remaining directors. The National Bank Act provides that any director appointed to fill a vacancy shall hold office until the next election of directors. Neither the National Bank Act nor the bank's Articles of Association or Bylaws provide for the removal of directors.

     The holding company's Articles of Incorporation provide that the directors then in office, whether or not a quorum has been satisfied, may fill a vacancy by majority vote, and the successor director's class will coincide with the class of the director whose vacancy was filled. The successor will serve until the next annual meeting of shareholders, at which time the successor will be up for election to serve for the remaining term of the vacated directorship. Holding company directors may be removed only for cause and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. The holding company's director removal provisions have anti-takeover implications in that they make it more difficult to remove directors who do not favor a particular fundamental action and replace them with directors who do favor the particular action. As with other provisions discussed above, the organizing directors of the holding company believed that it would be in the best interests of the shareholders of the holding company to encourage potential acquirors of the holding company to negotiate directly with the existing Board rather than attempt to accomplish a takeover or acquisition by changing the composition of the Board.

     Election of Directors. The bank, as a national bank, is subject to the provisions of Section 61 of the National Bank Act, which provides that the shareholders of a national bank will have cumulative voting rights with respect to the election of directors. With cumulative voting, shareholders are entitled to vote the number of shares held times the number of vacancies for directors, which votes may be allocated among one or more candidates. For example, if twelve director vacancies existed, a shareholder owning 100 shares of stock would be able to cast a total of 1,200 (12 x 100) votes in the election, which votes may be allocated to one or more candidates.

     Although permitted by the Virginia Stock Corporation Act, under the Articles of Incorporation, the shareholders of the holding company will not have cumulative voting rights for the election of directors. For all other matters submitted for vote, holders of common stock of the holding company will be entitled to one vote per share. The absence of cumulative voting can have anti-takeover implications in that cumulative voting can enable a minority shareholder interest to elect a director, whereas absent cumulative voting, the director candidates favored by the most shareholders will be elected to the Board. The organizing directors of the holding company believed that it would be in the best interests of the shareholders of the holding company to have the interests of its shareholders represented on a one share-one vote basis.

     Director Liability and Indemnification. The bank's Articles of Association provide that the bank may indemnify a director or officer who is made a party to a proceeding because he or she is or was a director or officer of the bank if he or she conducted himself or herself in good faith, the individual believed the conduct was in the best interest of the bank and he or she had no reasonable cause to believe that his or her conduct, in the case of any criminal proceeding, was unlawful; provided, however, the individual shall not be indemnified against such liabilities and expenses as are or may be incurred because of the individual's willful misconduct or knowing violation of the criminal law or liability incurred by the individual in any proceeding charging improper personal benefit to the individual in which the individual was adjudged liable on the basis that personal benefit was received by the individual.

     Director liability and indemnification for the holding company will be governed by the Virginia Stock Corporation Act which provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of a corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or (2) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia Stock Corporation Act or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

     The Virginia Stock Corporation Act permits, but does not require, a corporation to indemnify directors and officers against liabilities, penalties or claims they incur as a result of being officers and directors of the corporation. In order to attract qualified and competent candidates to serve on the holding company's Board of Directors, the holding company's Articles protect the Board members from personal liability for good faith board service by providing that, to the full extent permitted by the Virginia Stock Corporation Act, each director and officer shall be indemnified against liabilities, penalties and claims imposed by reason of that person's serving as a director or officer of the holding company, except as to matters for which he or she is finally adjudged liable due to willful misconduct or knowing violation of criminal law. The holding company's Articles of Incorporation also provide that liability of each director and officer shall be limited to the full extent permitted by the Virginia Stock Corporation Act in any proceeding brought by a shareholder in the right of the holding company or brought by or on behalf of shareholders of the holding company, except that liability shall not be limited in the case of willful misconduct or a knowing violation of criminal or securities laws on the part of the director or officer. Finally, a majority of a quorum of the disinterested directors may indemnify or contract to indemnify any person against liabilities, fines, penalties and claims imposed or asserted due to that person acting as an employee, agent or consultant of the holding company, to the same extent such indemnification may be available to a director or officer.

     Special Meetings of Shareholders. The bank's Articles of Association provide that special meetings of the shareholders may be called by the Board of Directors or by one or more shareholders owning, in the aggregate, not less than 25% of the shares of outstanding common stock of the bank. The Virginia Stock Corporation Act provides that a special meeting of shareholders may be held at the request of the chairman of the board of directors, the president, the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws.

     The holding company's Bylaws provide that special meetings of the shareholders may be called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The inability of shareholders of the holding company to call a special meeting of the shareholders has anti-takeover implications in that it prevents a potential acquiror shareholder from calling a special meeting to advance his or its takeover plans.

     Director Nominations. It is the practice of the bank for the Board of Directors to consider and nominate candidates for election to the Board.

     The holding company's Bylaws provide that nominations may be made by the Board of Directors or by any eligible shareholder. In order for a shareholder to make a nomination, he or she must provide certain information with respect to his or her eligibility to submit a nomination, certain information about the nominee and certain enumerated information required under the holding company Bylaws on a timely basis in advance of any annual meeting. Due to the specificity of the information required, and the timeliness of the submission of such information, any deficiency in or variance from the requirements set forth in the Bylaws may result in the holding company not recognizing such nomination submission.

     Shareholder Proposals. The bank's Articles of Association and Bylaws do not contain any requirements relating to the timing or content of shareholder proposals for shareholder vote.

     The holding company's Bylaws contain requirements relating to the timing or content of shareholder proposals for shareholder vote consistent with Rule 14a-8 of the regulations promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 provides that shareholders who own at least 1% or $1,000 of market value of voting securities of a registrant, which will include the holding company, may make a proposal for a vote at a shareholders' meeting if the proposal is received on a timely basis and may not otherwise be omitted by the registrant, all as described in more detail in that rule. The timing and content of shareholder proposals are very specifically set forth in the holding company's Bylaws. Failure to adhere to the strict requirements in the Bylaws may result in the holding company disregarding the proposal. These shareholder proposal provisions ensure that proxy materials can be sent to shareholders in a timely manner and eliminate the opportunity for surprise, and possibly disruptive, proposals at shareholder meetings. However, the shareholder proposal provisions in the holding company's Bylaws have anti-takeover implications in that a shareholder who fails to follow the timing and content requirements will lose the opportunity to have his or its proposal presented to the shareholders at a meeting of shareholders.

State Anti-Takeover Statutes

     The National Bank Act does not contain any specific anti-takeover provisions for national banking associations. However, the Virginia Stock Corporation Act, which will apply to the holding company, restricts transactions between a corporation and its affiliates and potential acquirors. The summary of those anti-takeover provisions below is necessarily general and is not intended to be a complete description of all their features and consequences.

     Affiliated Transactions. The Affiliated Transactions statute, at Sections 13.1-725 through 13.1-727.1 of the Virginia Stock Corporation Act, contains provisions governing "affiliated transactions." Affiliated transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an "interested shareholder" (defined below), and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries, or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an interested shareholder by more than 5%. For purposes of the Affiliated Transactions statute, an interested shareholder is defined as any beneficial owner of more than 10% of any class of voting securities of a Virginia corporation.

     Subject to certain exceptions discussed below, the Affiliated Transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the "disinterested directors." The Affiliated Transactions statute defines a disinterested director as a member of a corporation's board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation's board of directors. At the expiration of the three year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

     The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three year period has expired and require either that the affiliated transaction be approved by a majority of the corporation's disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

     None of the foregoing limitations and special voting requirements applies to a transaction with an interested shareholder who has been an interested shareholder continuously since the effective date of the statute (January 26, 1988) or who became an interested shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an interested shareholder was approved by a majority of the disinterested directors of the corporation.

     The Affiliated Transactions statute was designed to deter unfriendly takeovers of Virginia corporations by encouraging potential acquirors to negotiate with a potential acquisition target's board of directors. A corporation can elect out of the Affiliated Transactions statute, either in its initial articles of incorporation or by an amendment to its articles of incorporation or bylaws approved by the affirmative vote of a majority of the voting shares other than shares owned by any interested shareholder providing that the provisions of the Affiliated Transactions statute shall not apply to the corporation. The Articles of Incorporation of the holding company do not elect out of these provisions and the holding company has not adopted such an amendment. The holding company presently has no interested shareholders, and will not have any immediately after the reorganization.

     Control Share Acquisitions. The Control Share Acquisitions statute, at Sections 13.1-728 through 728.8 of the Virginia Stock Corporation Act, also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group seeks to gain voting control of that corporation. With specific enumerated exceptions, the Control Share Acquisitions statute applies to acquisitions of shares of a corporation which would result in an acquiring person's ownership of the corporation's shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the "disinterested shares" vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the Control Share Acquisitions statute permits an acquiring person to call a special shareholders' meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the Control Share Acquisitions statute grants dissenters' rights to shareholders who vote against granting voting rights to the control shares. The Control Share Acquisitions statute also enables a corporation to make provisions for redemption of control shares with no voting rights. Among the acquisitions specifically excluded from the Control Share Acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation's shareholders under other provisions of the Virginia Stock Corporation Act.

     As with the Affiliated Transactions statute discussed above, a corporation can elect out of the Control Share Acquisitions statute, by a provision in its articles of incorporation or its bylaws providing that the provisions of the Control Share Acquisitions statute shall not apply to the corporation. Neither the Articles of Incorporation nor the Bylaws of the holding company elect out of these provisions

     Dissenters' Rights. For a description of the respective rights of dissenting shareholders of the bank, see "THE PROPOSED REORGANIZATION - Rights of Dissenting Shareholders." Shareholders of the holding company will have substantially different rights in this regard than shareholders of the bank.

Historical and Pro Forma Capitalization

     The tables below set forth the historical capitalization of the bank and holding company as of March 31, 2001, and the pro forma capitalization of the bank and holding company as of March 31, 2001, as adjusted to reflect the consummation of the reorganization.

                                                         Historical Unaudited Consolidated Financial Data
                                                                       As of March 31, 2001
                                                       ----------------------------------------------------
                                                                                             Holding
                                                                 Bank                        Company
                                                                 ----                        -------
Prior to the Reorganization

Number of shares of capital stock
   Authorized
     Preferred Stock...............................           2,000,000                            -0-
     Common Stock (1)(2)...........................           5,000,000                      5,000,000
   Issued and Outstanding
     Preferred Stock...............................                 -0-                            -0-
     Common Stock..................................             670,836                            -0-

Shareholders' Equity
   Common Stock....................................          $1,677,090                            -0-
   Common Stock Subscribed.........................                                         $  145,000
   Surplus.........................................           4,936,918
   Accumulated Deficit.............................            (314,146)                      (125,990)
Total Shareholders' Equity.........................          $6,299,862                     $   19,010

                                                          Pro Forma Unaudited Consolidated Financial Data
                                                                        As of March 31, 2001
                                                       ----------------------------------------------------
                                                                                         Holding Company
                                                                                             Combined
                                                               Bank                       With The Bank
                                                               ----                       -------------
After the Reorganization

   Number of shares of capital stock
         Authorized
            Preferred Stock.......................         2,000,000                             -0-
            Common Stock(1)(2)....................         5,000,000                       5,000,000
         Issued and Outstanding
            Common Stock..........................           670,836                         685,336(3)

   Shareholders' Equity
         Common Stock(1)(2).......................        $1,677,090                      $    6,853
         Preferred Stock..........................               -0-                             -0-
         Surplus..................................         4,936,918                       6,752,155
         Retained Earnings........................          (314,146)                       (440,136)
   Total Shareholders' Equity.....................        $6,299,862                      $6,318,872

________________
(1)  Bank common stock, par value $2.50 per share.
(2)  Holding company common stock, par value$.01 per share.
(3) Assumes issuance of 14,500 shares of holding company common stock at $10.00 per share in satisfaction of stock subscriptions for $145,000 outstanding at March 31, 2001. For information concerning additional stock subscriptions received after March 31, 2001, see "THE HOLDING COMPANY - Contemplated Future Stock Issuances by the Holding Company."


Regulation and Supervision

     The bank currently is subject to regulation and examination by the OCC, and will continue to be subject to such regulation and examination after the reorganization. In addition, the holding company will be subject to regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended, and will be subject to regulation by the Federal Reserve and by the Virginia State Corporation Commission ("SCC") under the Virginia Banking Act. The holding company also will be under the jurisdiction of the Commission and certain state securities commissions with respect to matters relating to the offer and sale of its securities.


                              THE HOLDING COMPANY

General

     The holding company was incorporated under the laws of Virginia on March 16, 2001, for the purpose of acquiring all of the outstanding shares of the bank's common stock. It has filed a notice with the Federal Reserve for prior approval to become a bank holding company. The holding company has not yet engaged in business activity (see "THE PROPOSED REORGANIZATION - Reasons for the Reorganization").

     The holding company currently owns no property and therefore, as necessary, it will use the bank's existing premises, facilities and personnel to conduct its operations as a holding company. The holding company's needs in this regard are expected to be minimal, and the holding company will reimburse the bank for such expenses, determined in accordance with generally accepted accounting principles. The holding company's offices will be located in the bank's offices at 2320 Anderson Highway, Powhatan, Virginia 23139.

     Assuming consummation of the reorganization, the holding company plans to establish two new subsidiary banks. One bank will be established in Goochland County, Virginia, to be known as Bank of Goochland, N.A., and one will be established in Louisa County, Virginia, to be known as Bank of Louisa, N.A. While the establishment of these two new banks is not certain, it is the intent of management of the bank and the holding company that each of these new banks pursue a community banking strategy by offering a range of banking products with an emphasis on personalized service and local decision-making authority. It is planned that each new bank will have a local board of directors which will be comprised of prominent members of the community, including business leaders and professionals. These directors will not only oversee the management of the new banks, but also will act as ambassadors of their respective banks within the community and will be expected to promote the business development of each new bank.

     The holding company believes that each new bank's ability to compete with other financial institutions in its respective market area will be enhanced by its posture as a new locally managed bank with a local board of directors. To that end, it is the intent of the holding company that each new bank be a community oriented and locally owned institution, with each new bank investing its loan resources in its community and tailoring its services to meet the banking and financial expectations of its customers who primarily live and do business in each new bank's community.

     Also after consummation of the reorganization, the holding company will continue to follow the bank's present policy concerning dividends. Under its present policy, and pursuant to federal banking statutes, the bank will not and cannot pay dividends until the bank has recovered its initial operating deficit and generated income. After that time, the bank will pay dividends as and when determined by its Board of Directors after consideration of the earnings, general economic conditions, the financial condition of the business, and other factors as might be appropriate in determining dividend policy. The holding company's payment of dividends will be entirely dependent upon the bank's performance and dividend policy and other relevant considerations. Also, the bank is subject to certain limitations under state and federal banking laws with respect to payment of dividends which may adversely affect payment of dividends by the holding company.

     Neither the holding company nor the bank is a party to any pending legal proceedings before any court, administrative agency or other tribunal. Further, the holding company is not aware of any material litigation which is threatened against it or the bank in any court, administrative agency, or other tribunal.

Contemplated Future Stock Issuances by the Holding Company

     Shareholders of the bank who exchange their shares of bank common stock for stock of the holding company on a one-share-for-one-share basis will have exactly the same relative equity interest in the holding company immediately after the reorganization as they have in the bank immediately prior to the reorganization. However, over time the holding company contemplates issuing additional shares of stock as it expands its business. Prior to March 31, 2001, the holding company had received stock subscriptions aggregating $145,000 from a limited number of individuals. Subsequent to March 31, 2001, the holding company received additional stock subscriptions totalling $277,500. Subscriptions have been received from nine present or proposed organizing directors of the holding company and two officers of the holding company and bank. Assuming a stock issue price of $10.00 per share (the same as the public sale price for shares of bank stock in the bank's stock offering completed in late 1999) for shares of the holding company stock subscribed for through the date of this proxy statement, the holding company would issue approximately 42,250 additional shares of common stock, representing approximately 6.1% of its issued and outstanding shares (exclusive of stock issued under stock options described elsewhere in this proxy statement) following the completion of the reorganization and the exchange offer. The holding company will have substantial capital requirements in connection with the organization of the contemplated new banks in Goochland and Louisa counties, and contemplates issuing a substantial number of additional shares in connection with the capitalization of those proposed new subsidiaries. On July 3, 2001, the holding company filed a registration statement on Form SB-2 for the offer and sale of up to 1,500,000 shares of common stock at $10.00 per share in a non-underwritten offering. There can be no assurance the holding company will be able to sell all such shares.

Management and Operations After the Reorganization

     The Board of Directors of the holding company will be comprised of not less than 3 nor more than 15 persons. The incorporator of the holding company designated the following persons to serve as the initial directors of the holding company until their successors are elected:

                              Thomas M. Crowder
                              Susan B. Hardwicke
                              Richard W. Mayhew
                              Julian C. Metts, Jr.
                              James L. Minter
                              George W. Rimler
                              John J. Sponski
                              John C. Watkins
                              William C. Wiley

     The Board of Directors of the bank is not aware of any family relationship between any director or person nominated to become a bank director or between any director of the holding company; nor was the Board of Directors of the bank aware of any involvement of any such person in legal proceedings which are material to any impairment of the ability or integrity of any director of the bank or the holding company.

     The holding company's Board of Directors is divided into three classes, and after this year directors will be elected to serve staggered three-year terms. The classes into which the directors will be divided are as follows:

Class I                     Class II                  Class III
-------                     --------                  ---------
John C. Watkins             Thomas M. Crowder         William C. Wiley
Richard W. Mayhew           Susan B. Hardwicke        John J. Sponski
James L. Minter             George W. Rimler          Julian C. Metts, Jr.

     The directors in Class I will serve until the 2002 Annual Meeting of Shareholders of the holding company, and the Class II directors and Class III directors will serve until the 2003 and 2004 Annual Meetings, respectively.

     The members of the Board of Directors of the bank and the officers and employees of the bank will not change as a result of the reorganization. Following the reorganization, the bank will keep its existing name and office locations and will continue to carry on its banking business in the same manner as before the reorganization.

     The holding company's Board of Directors has elected William C. Wiley to serve as Chairman and Chief Executive Officer, Bruce B. Nolte to serve as the President, and Richard W. Mayhew to serve as Secretary, Treasurer and Chief Financial Officer.

Employment Arrangements

     On March 13, 2001, the organizing directors of the holding company and Mr. Wiley entered into an employment agreement for Mr. Wiley's services as chairman and chief executive officer that provides for an annual salary of $118,500. On April 16, 2001, the holding company and Mr. Nolte entered into a three year employment agreement for Mr. Nolte's services as president that provides for an annual salary of $124,000. If Mr. Nolte's employment is terminated by the holding company without cause prior to the expiration of the three year term, Mr. Nolte will receive one year's salary.

Indemnification of Directors and Officers

     As mentioned above in "MATERIAL EFFECTS OF THE REORGANIZATION - Comparison of the Rights of Shareholders - Director Liability and Indemnification," the holding company's Articles of Incorporation provide for the indemnification of the directors and officers to the full extent permitted by the Virginia Stock Corporation Act as in effect from time to time. The Virginia Stock Corporation Act permits a corporation to provide in its articles of incorporation or a shareholder-approved bylaw for the mandatory indemnification of its directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation so long as they have not engaged in willful misconduct or a knowing violation of the criminal law. Accordingly, the holding company is required to indemnify its directors and officers in all such proceedings if its directors and officers have not violated this standard.

     In addition, the holding company's Articles of Incorporation eliminate the liability of the directors and officers of the holding company for monetary damages in connection with a derivative or shareholder proceeding. The limitation of liability in the holding company's Articles of Incorporation does not apply in the event the director or officer has engaged in willful misconduct or a knowing violation of the criminal law or a federal or state securities law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers or persons controlling the holding company pursuant to the foregoing provisions, the holding company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Description of Holding Company Capital Stock

     Authorized and Outstanding Capital Stock. The holding company is authorized to issue up to 5,000,000 shares of its common stock, par value $.01 per share. As of the date of this proxy statement/prospectus, the holding company does not have any shares of its common stock issued and outstanding. As of June 30, 2001, the bank had 670,936 shares of common stock outstanding held by approximately 1,600 shareholders of record. The following summary description of the capital stock of the holding company is qualified in its entirety by reference to the Articles of Incorporation of the holding company and the holding company's Bylaws, copies of which are available for inspection as exhibits to the registration statement filed with the Commission in conjunction with this proxy statement/prospectus.

     Common Stock. The holders of holding company common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to certain limitations on the payment of dividends, holders of holding company common stock are entitled to receive dividends when declared by the holding company's Board of Directors for which funds are legally available.

     All shares of holding company common stock to be issued in the reorganization will be fully paid and nonassessable. Holders of holding company common stock will not be entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election. Holders of holding company common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the holding company common stock.

     See "MATERIAL EFFECTS OF THE REORGANIZATION - Comparison of the Rights of Shareholders" for a discussion of the similarities and differences between the rights and privileges of the shareholders of the holding company and the bank.

Market for Holding Company Common Stock

     No established public trading market currently exists for the bank's common stock. No brokerage firm regularly makes a market for the bank common stock. The stock is infrequently traded, and the current market for the stock is limited. The bank is prohibited by law from holding or purchasing its own shares except in limited circumstances upon the approval of shareholders.

     Similarly, there will be no established public trading market for the holding company's common stock immediately after the reorganization. Unlike the bank, however, the holding company will generally be able to purchase its own shares. In some circumstances, a bank holding company may not purchase its own shares without giving prior notice to the Federal Reserve. Specifically, if the holding company desires to purchase as much as 10% (in value) of its own stock in any 12-month period, it may be required in some instances to obtain approval for so doing from the Federal Reserve. Otherwise, the holding company will base any decision to repurchase shares upon its sound business judgment, its prior commitments, and the consolidated financial condition of the holding company and its subsidiaries. In no event, however, may a Virginia corporation purchase its own shares when the corporation is insolvent or when such a purchase would make it insolvent.

                            BANK OF POWHATAN, N.A.

Business

     The bank was organized as a national bank in 1999 and commenced its general banking operations in March of 2000, providing services to businesses and individuals in the Powhatan County, Virginia area.

     With an emphasis on personal service, the bank today offers a range of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer installment loans, investment loans, small business loans, commercial lines of credit and letters of credit.

     The bank serves a trade area consisting primarily of Powhatan County, Virginia, the county seat of which is located approximately 20 miles west of the state capitol of Richmond. Powhatan County contains 272 square miles of gently rolling land that lies entirely in the James River Basin. The County's northern boundary is the James River, and its southern boundary is the Appomattox River. Chesterfield County, among the 25 fastest growing counties in Virginia in terms of population growth, lies to the east and Cumberland County, a more rural county, serves as the western boundary. The main office of the bank is located 2320 Anderson Highway, Powhatan, Virginia.

     On January 1, 2001, a subsidiary of the bank, MSM Acquisition Co., entered into an agreement to purchase essentially all the assets (consisting of furniture and equipment and contract rights) of Main Street Mortgage and Investment Corporation ("Main Street").

     Main Street has two offices, one in Richmond, Virginia and one in Lynchburg, Virginia, with nine full time employees. During the year 2000, Main Street originated mortgage loans of $23,000,000 and fees of $495,000.

     Main Street originates conforming first deed of trust residential loans for sale in the secondary market, as well as, second deed of trust loans, equity lines, and non-conforming residential and commercial real estate loans for sale to private investors.

Securities Ownership of Certain Beneficial Owners

     No shareholder of the bank owns 5% or more of the outstanding common stock. For information regarding securities ownership by members of the bank's Board of Directors and management, please see "ELECTION OF BANK DIRECTORS; MANAGEMENT."

                    ELECTION OF BANK DIRECTORS; MANAGEMENT

     All shareholders of the bank are also requested to vote on the election of the bank's Board of Directors at the Annual Meeting. The bank's Board of Directors currently consists of twelve members. At the Annual Meeting, thirteen members will be elected for a one-year term. Directors are elected by a plurality of votes cast.

     Nominees for Election. The following table sets forth certain information concerning the individuals nominated to serve as directors of the bank as of the date of the mailing of this proxy statement/prospectus. Each of these persons listed below, except Mr. Wright, currently serves as a director of the bank. The directors received no retainer for 2000, nor did any director receive any fees for attending committee meetings.

                                                                                  Number of Shares Beneficially
         Name (Age)                         Principal Occupation                 Owned as of May 16, 2001 (1)(2)
         ----------                         --------------------                 -------------------------------
John H. Anderson, Jr. (58)       Retired; Former Regional Manager of                          2,000
                                 Jefferson National Bank

Margaret F. Ball (73)            Retired; Former Co-Owner and                                 3,000
                                 Secretary/Treasurer of O.W. Ball Lumber
                                 Company, Powhatan, Virginia

Robert M. Duncan (63)            President, P.L. Duncan and Sons, Inc., a                     2,500
                                 farming business located in Columbia,
                                 Virginia; President, Cartersville Medical
                                 Center

James F. Keller (44)             President & CEO, Bank of Powhatan, N.A.,                       100
                                 Powhatan, Virginia

William E. Maxey, Jr. (79)       Clerk of the Circuit Court of Powhatan                       2,000
                                 County, Powhatan, Virginia

Julian C. Metts, Jr. (66)        Orthodontist, Chester, Virginia                              6,000

James L. Minter (62)             Owner, J.L. Minter Electrical Contractor,                    5,000
                                 Powhatan, Virginia; Owner, Swansboro
                                 Mechanical, Inc., Powhatan, Virginia

Andrew W. Pryor (56)             Owner, Hills-Dale Farm, a farming business                   1,000
                                 located in Goochland, Virginia

John C. Watkins (54)             President, Watkins Nursery, Inc.,                            2,500
                                 Midlothian, Virginia; Member, Virginia
                                 State Senate

George W. Whitlow (53)           Owner of Whitlow Chevrolet, Lexus of                         6,500
                                 Richmond, Whitlow Travel Service, King Pin
                                 Lanes and Fidelity Finance, all located in
                                 Richmond, Virginia

William C. Wiley (55)              Chairman & Chief Executive Officer of                      4,000
                                   TransCommunity Bankshares Incorporated;
                                   Chairman, Bank of Powhatan, N.A.,
                                   Powhatan, Virginia; and Chairman & Chief
                                   Executive Officer of DPO Holdings, Inc., a
                                   consulting and management company located
                                   in Richmond, Virginia

Delmar P. Wright (47)              Deputy Chief Inspector, Office of
                                   Professional Standards and Resources
                                   Development, U.S. Postal Inspection Service

Elwood F. Yates, Jr. (70)          Retired; Former Owner of Yates Ford, Inc.,                 3,615
                                   Powhatan, Virginia

All directors and executive                                                                  38,215
                                                                                             ======
officers as a group (13 persons)                                              (for a total of 5.7% of all issued
                                                                              and outstanding bank common stock (2))


__________________

(1) Each individual named owns less than one percent of issued and outstanding bank common stock. For purposes of this table, beneficial ownership has been determined in accordance with the provision of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.


(2) Excludes shares awarded to directors under the bank's stock option plan, as follows: Mr. Anderson, 2,900; Ms. Ball, 3,825; Mr. Duncan, 3,300; Mr. Keller, 1,000; Mr. Maxey, 2,650; Mr. Metts, 4,150; Mr. Minter, 5,925; Mr.
      Pryor, 1,675; Mr. Watkins, 3,200; Mr. Whitlow, 4,400; Mr. Wiley 5,850; and Mr. Yates, 4,400. No portion of such shares vest until the first anniversary of the date of grant, which was May 16, 2001.

The Board recommends that you vote FOR the election of the all of the nominees to serve on the Board of Directors for a one year term.

     Meetings and Committees of the Board of Directors. The Board of Directors of the bank conducts its business through meetings of the Board and through its committees. During calendar year 2000, the Board of Directors held 12 regular and eight special meetings. Each incumbent director attended at least 75% of all regular board meetings and committee meetings and each incumbent director attended at least 75% of all meetings, regular and special, except Messrs. Whitlow and Maxey, each of who attended 50% of the total meetings of the Board. A brief description of each of the committees of the bank follows.

     Executive Committee:  Messrs. Wiley, Anderson, Watkins, Keller

     Loan Committee: Ms. Ball - Chair, Messrs. Anderson, Watkins, Metts, Minter, Keller

     Audit Committee:.  Messrs. Yates - Chair, Anderson, Maxey, Pryor, Whitlow

Asset Liability Committee: Messrs. Maxey - Chair, Whitlow, Metts, Pryor, Duncan

Business Development Committee: Messrs. Whitlow - Chair, Watkins, Maxey, Duncan, Yates, Minter, Ms. Ball

     Executive Compensation. The following table sets forth a summary of certain information concerning the compensation paid by the bank for services rendered in all capacities during the years ended December 31, 1999 and 2000, to the President and Chief Executive Officer of the bank. No executive officer of the bank had total compensation during the fiscal year which exceeded $100,000.

                          Summary Compensation Table
                              Annual Compensation
                              -------------------


          Name and
          Principal                                                                                     All Other
          Position                      Year             Salary                Bonus                 Compensation(1)
          ---------                     ----             ------                -----                 ---------------
  James F. Keller                       2000             $ 5,454                 0                          0
  President and CEO

  William C. Wiley                      2000              53,000                 0                          0
  Interim CEO

  John R. Conry                         2000              40,047                 0                          0
  President and CEO                     1999              75,000                 0                          0

_______________

(1) Does not include certain perquisites and other personal benefits, the amount of which are not shown because the aggregate amount of such compensation during the year did not exceed the lesser of $50,000 or 10% of total salary and bonus reported for such officer.

(2) Mr. Conry served as President and Chief Executive Officer from the bank's organization until July 5, 2000. Mr. Wiley served as Interim Chief Executive Officer on a consulting basis following Mr. Conry's term of office until December 8, 2000. Mr. Keller was elected President and Chief Executive Officer of the bank effective December 8, 2000.

     Employment Arrangements. On November 28, 2000, the bank and Mr. Keller entered into a one year contract that provides for an annual salary of $85,000. If the contract is terminated by the bank without cause prior to the conclusion of the one year, Mr. Keller will receive an amount equal to one year's salary.

     Transactions With Management. Directors and officers of the bank and persons with whom they are associated have had, and expect to have in the future, banking transactions with the bank in the ordinary course of their businesses. In the opinion of management of the bank, all such loans and commitments for loans were made to these individuals on substantially the same terms, including interest rates, collateral and repayment terms as those prevailing at the same time for comparable transactions with other persons, were made in the ordinary course of business, and do not involve more than a normal risk of collectibility or present other unfavorable features.

     Mr. Wiley, Chairman and Chief Executive Officer of the holding company and chairman of the bank, also serves as Chairman of the Board and is a majority shareholder of DPO Holdings, Inc. ("DPO"), a privately held consulting and management corporation. DPO provided certain consulting services to the organizers of the holding company prior to its incorporation and has provided similar services to the holding company since its incorporation in connection with the organizational activities of the banks. These services have included, among other things, assistance in developing the information required to complete the applications required in connection with the formation of the bank holding company and the reorganization with Bank of Powhatan, as well as with the regulatory approvals for additional subsidiary banks contemplated to be organized as new subsidiaries of the holding company.

     The consulting service relationship between DPO and the pre-incorporation organizers of the holding company has been fully disclosed to the Board of Directors of the holding company. DPO was paid $37,000 in 2000 by the pre-incorporation organizers of the holding company. In 2001, DPO was paid $45,000 through March 31, 2001, by the pre-incorporation organizers of the holding company (and, subsequent to March 13, 2001, by the holding company) for its services. Mr. Wiley has received no portion of the monies paid to DPO in connection with the consulting services provided by DPO.

     Principal Security Holders. The bank knows of no person or group that beneficially owned more than five percent of the outstanding shares of common stock of the bank as of March 31, 2001.

Stock Option Plan

     The Board of Directors of the bank adopted a stock option plan on May 8, 2001, in order to reward employees and directors for services rendered and investment risks undertaken to date and to provide flexibility to the bank in its ability to motivate, attract, and retain the services of employees and directors of the bank and its subsidiaries upon whose effort the successful conduct of its operation is largely dependent. The plan will expire on May 7, 2011, unless sooner terminated by the Board. To date, options to acquire 45,575 shares have been awarded under the plan.

     The plan is administered by the Stock Option Committee of the bank's Board of Directors, which consists entirely of the non-employee directors of the bank's Executive Committee. The Stock Option Committee has the power, among others, to determine the employees and directors to whom awards shall be made. In administering the plan, the committee generally has the authority to determine the terms and conditions upon which awards may be made and exercised, but no option will be exercisable in any event after ten years from its grant, to determine terms and provisions of each written agreement evidencing an award, to construe and interpret the plan and the agreements, to establish, amend or waive rules or regulations for the plan's administration, to accelerate the exercisability of any award, the end of any performance period or termination of any period of restriction, and to make all other determinations and take all other actions necessary or advisable for the administration of the plan. The members of the committee are indemnified by the bank against the reasonable expenses incurred by them, including attorney's fees, in the defense of any action, suit or proceeding, or any appeal therein to which they may be a party by reasons of any action taken or failure to act under the plan.

     The plan provides that options for up to 67,000 shares of the bank's common stock may be issued to employees and directors under the plan. The committee will adjust the number of shares subject to each outstanding award, the exercise price and the aggregate number of shares from which grants or awards may be made in order to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations by the bank.

     Subject to the terms, conditions and limitations of the plan, the committee may modify, extend or renew outstanding awards, or, if authorized by the Board, accept the surrender of outstanding awards and authorize new awards in substitution therefor, including awards with lower exercise prices or longer terms than the surrendered awards. The committee may also modify any outstanding agreement, provided that no modification may adversely affect the rights or obligations of the recipient without the consent of the recipient.

     The Board of Directors may terminate, amend or modify the plan from time to time in any respect, unless the particular amendment or modification would adversely affect any optionee in which case the consent of the optionee would be required. Any such amendment may be effected without shareholder approval except to the extent that such approval is required by the Internal Revenue Code of 1986, as amended, pursuant to the rules under Section 16 of the Securities Exchange Act of 1934, by any national securities exchange or system on which the stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto, or under any other applicable laws, rules or regulations.

     Employees and directors of the bank and any subsidiaries (including any director who is also an employee) who are selected by the committee are eligible for awards under the plan. Such employees include any employee of the bank and any subsidiaries, regardless of title or position. An employee may not be granted options covering more than 10,000 shares in any calendar year (determined without regard to options granted to directors, including any employee director). A director may not be granted options covering more than 7,500 shares in any calendar year (determined without regard to options granted to employees, including any employee director).

     The exercise price of an award may not be less than 100% of the fair market value of the shares on the award date. Unless the committee determines otherwise, one-third of an award to an employee (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date and may only be exercisable while the employee is employed by the bank or its subsidiaries. Unless the committee determines otherwise, one-third of an award to a director (in his capacity as such if he is both an employee and a director) becomes vested and exercisable on each of the first three anniversaries of the award date. The full award becomes immediately vested and exercisable if the director's service as a director terminates on account of his death, his retirement in accordance with any company policy on mandatory retirement for directors, his permanent and total disability or his failure to be reelected after requesting to stand for reelection. Unless otherwise provided by the committee, each award becomes vested and exercisable in the event of a change in control of the bank (which will not occur by reason of the bank's becoming a subsidiary of the holding company). All options are subject to exercise or forfeiture if the bank's capital falls below its minimum requirements, as determined by its state or federal primary regulator, and the bank's primary federal regulator so directs the bank to require such exercise or forfeiture.

     If the reorganization is completed as contemplated, the holding company will assume the bank's stock option plan, outstanding options will be converted into options to acquire the holding company stock and future awards will be made as options to acquire the holding company stock. If the reorganization is completed as contemplated, the holding company expects to make future awards under the plan, from time to time, to officers and directors of the holding company as well as to officers and directors of the bank and to officers and directors of the new bank subsidiaries that the holding company seeks to organize as described elsewhere in this proxy statement.

     All options awarded to date have an exercise price of $10.00 per share and a term of ten years. One-third of the options will vest annually in each of the first three years. The options will automatically vest in the event of a change of control of the bank other than as a result of a reorganization, as is contemplated in this proxy. The option awards were made by the Stock Option Committee taking into consideration the relative "at risk" capital contributions made to the bank to finance its initial organizational stage, attendance at bank board meetings, committee responsibilities, and efforts to enhance the bank's business with new customers and potential customers.

                          SUPERVISION AND REGULATION

General

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the holding company and the bank can be affected not only by management decisions and general economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities including, but not limited to, the Federal Reserve, the Federal Deposit Insurance Corporation ("FDIC"), the OCC, the Internal Revenue Service, federal and state taxing authorities, and the Commission. The effect of such statutes, regulations and policies can be significant, and cannot be predicted with a high degree of certainty.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the holding company and the bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the shareholders, of the bank.

     The following references to material statutes and regulations affecting the holding company and the bank are brief summaries thereof and do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations. Any change in applicable law or regulations may have a material effect on the business of the holding company and the bank.

The Holding Company

Bank Holding Companies

     As a result of the reorganization, the bank will become a subsidiary of the holding company, and the holding company must register as a bank holding company under the Bank Holding Company Act of 1956 (the "BHC Act") and becomes subject to regulation by the Federal Reserve. The Federal Reserve has jurisdiction under the BHC Act to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHC Act generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking, or to managing or controlling banks, as to be a proper incident thereto.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries that are designed to reduce potential loss exposure to the depositors of the depository institutions and to the FDIC insurance fund. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve's regulations or both.

     Banking laws also provide that amounts received from the liquidation or other dissolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any bank or bank subsidiary.

     The holding company also will be required to register in Virginia with the SCC under the financial institution holding company laws of Virginia. Accordingly, the holding company, and to a limited extent the bank, will be subject to regulation and supervision by the SCC.

     Finally, the holding company will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, including but not limited to, filing annual, quarterly and other current reports with the Commission.

Regulatory Capital Requirements

     All financial institutions are required to maintain minimum levels of regulatory capital. The Federal Reserve and OCC have established substantially similar risk-based and leveraged capital standards for financial institutions they regulate. These regulatory agencies also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. Under the risk-based capital requirements of these regulatory agencies, the bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier l capital", which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder, "Tier 2 capital", consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss reserve. The Tier 1 and total capital to risk-weighted assets ratios of the bank on a pro forma combined basis following the reorganization as of March 31, 2001, significantly exceed the minimums required. Based upon the applicable Federal Reserve and OCC regulations, at March 31, 2001, the holding company and the bank would be considered "well capitalized". (See, the "Capital Ratios" table in this section below.)

     In addition, the federal regulatory agencies have established a minimum leveraged capital ratio (Tier 1 capital to adjusted total assets). These guidelines provide for a minimum leveraged capital ratio of 3% for banks and their respective holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above that minimum. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The leverage ratio of the bank as of March 31, 2001, was significantly above the minimum requirements.

     The following table summarizes the minimum regulatory and current capital ratios for the holding company, on a consolidated basis, and the bank, at March 31, 2001, and also the pro forma combined capital ratios, assuming that the reorganization was completed as of March 31, 2001.

                                            Capital Ratios
                                ---------------------------------------
                                Regulatory   Powhatan Bank  Pro Forma
                                 Minimum       Current       Combined
                                 -------       -------       --------
Risk-based capital (1)
 Tier 1 (2).....................   4%           62.13%         62.22%
 Total (2)......................   8%           62.96%         63.05%
Leverage (2)....................   3%           42.70%         42.76%
Total shareholders' equity
 to total assets................  N/A           36.44%         36.50%
________________
(1) The pro forma risk-based capital ratios have been computed using pro forma combined consolidated historical data for the holding company and the bank at March 31, 2001.
(2) Risk-based capital ratios and leverage ratios are applicable only to the bank.

Limits on Dividends and Other Payments

     Certain state law restrictions will be imposed on distributions of dividends to shareholders of the holding company. The holding company's shareholders will be entitled to receive dividends as declared by the holding company's Board of Directors in accordance with Section 13.1-653 of the Code of Virginia. Generally, distributions are made out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividend payments therefore may be limited in accordance with the provisions of the Virginia Stock Corporation Act and of the holding company's Articles of Incorporation.

     The bank also has limitations imposed upon all dividends, including cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. Under applicable federal laws, the Comptroller of the Currency restricts, without prior approval, the total dividend payments of the bank in any calendar year to the net profits of that year, as defined, combined with the net profits for the two preceding years. As of December 31, 2000, the bank had no profits available for dividends because the bank has been in business for a short time and had not had an opportunity to make a profit.

     Following the consummation of the reorganization as contemplated, the holding company's ability to pay dividends to its shareholders will depend on dividends paid to it by the bank. Based on the bank's current financial condition, the holding company expects that the holding company's ability to obtain dividends from the bank and the holding company's ability to pay dividends to its shareholders will not be affected other than as discussed above.

Bank of Powhatan, N.A.

     In addition to the regulatory provisions regarding holding companies addressed above, the bank is subject to extensive regulation as well. The bank is a federally chartered national bank, and as such it is subject to regulation by the OCC. The bank must file reports with the OCC concerning its activities and financial condition, and in addition obtain regulatory approval before entering into certain transactions such as mergers with or acquisitions of other financial institutions. The bank's deposit accounts are insured up to applicable limits by the FDIC. (See "--Insurance of Accounts, Assessments and Regulation by the FDIC"). The OCC, as the primary regulator of national banks, has enforcement authority over all national banks. The FDIC also has authority to impose enforcement action on such banks and all "institution-affiliated parties", including directors, officers, controlling stockholders, and other persons or entities participating in the affairs of the national banks, as well as attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to harm an insured institution. The OCC conducts periodic examinations to evaluate each national bank's compliance with various regulatory requirements. The OCC completed its most recent regular supervisory examination on March 26, 2001. The bank also is a member of the Federal Reserve.

     National banks have restrictions on their investment and lending authorities. Secured or unsecured loans for commercial, corporate, business or agricultural purposes are subject to limitations on amount based upon the institution's capital. In addition, the aggregate amount of all loans secured by liens on nonresidential real property may not exceed prescribed multiples of the institution's regulatory capital; however, an institution may be permitted to exceed a specific lending limit only if the OCC determines that relief from this restriction poses no significant risk to the safe and sound operation of the national bank and is consistent with prudent operating practices. National banks may make loans for personal, family or household purposes, but such loans and investments are also subject to limitations. At December 31, 2000, the bank was in compliance with each of the applicable limitations and requirements.

     Additional limitations are imposed on the aggregate amount of loans that a national bank may make to any one borrower, including relating entities. With certain limited exceptions, a loan-to-one-borrower not fully secured by collateral having a market value at least equal to the amount of the loan may not exceed 15% of the banks unimpaired capital and surplus. A loan-to-one-borrower fully secured by readily marketable collateral at least equal in value to the amount of the loan outstanding may not exceed an additional 10% of the bank's unimpaired capital and surplus. At December 31, 2000, the maximum amount which the bank could have loaned unsecured to one borrower (and related entities) under the limit imposed was $963,116. At December 31, 2000, the bank had no borrowers to which it had outstanding loans in excess of its loans-to-one-borrower limit.

Insurance of Accounts, Assessments and Regulation by the FDIC

     The bank is a nationally-chartered bank whose primary regulator is the OCC. However, the bank is a member of the Bank Insurance Fund ("BIF") of the FDIC. As a BIF insured institution, the bank is subject to FDIC rules and regulations as administrator of the BIF. The bank's deposits are insured up to $100,000 per insured depositor (as defined by law and regulation). As insurer, the FDIC is authorized to conduct examinations of and to require reporting by BIF institutions. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification and whether the institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

     As a BIF institution, the bank's BIF assessment rate falls within a range of 0.00% to 0.31% of BIF insured deposits depending upon, among other things, the institution's regulatory capital levels and other factors which relate to the institution's perceived risk to the insurance funds administered by the FDIC. The bank is currently classified as "well-capitalized" and therefore pays the lowest amount allowed.

     The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the insurance fund. Also, the FDIC may initiate enforcement actions against banks after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution, including the bank, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the bank's deposit insurance.

Community Reinvestment

     The requirements of the Community Reinvestment Act ("CRA") affect the bank. The CRA imposes on financial institutions an affirmative obligation to help meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in helping meet community credit needs currently is evaluated as part of the examination process pursuant to a new regulation recently adopted by the banking regulatory agencies. Under the new regulation a financial institution's efforts in helping meet its community's credit needs are evaluated according to a three-pronged test (lending, investment and service) which replaces the twelve assessment factors used previously. The grade received by a bank is considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of the bank, it is meeting its obligations under the CRA.

                            APPOINTMENT OF AUDITORS

     S. B. Hoover & Company, L.L.P. served as the bank's independent public accountants for the fiscal year ended December 31, 2000, and has been selected by the Board of Directors as independent public accountants for the bank for the fiscal year ending December 31, 2001, subject to ratification by the shareholders.

     If not otherwise specified, proxies will be voted in favor of ratification of the appointment. Representatives of S. B. Hoover & Company, L.L.P. are expected to be present at the Annual Meeting, and will have an opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF S. B. HOOVER & COMPANY, L.L.P. TO SERVE AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001.

                                 OTHER MATTERS

     The Board of Directors of the bank is not aware of any business to come before the Annual Meeting other than those matters described above. However, if any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

                                 LEGAL MATTERS

     The legality of the holding company common stock to be issued pursuant to the reorganization and certain matters relating to United States federal income tax considerations will be passed upon for the holding company by the law firm of Troutman Sanders Mays & Valentine LLP, Richmond, Virginia, which has acted as counsel to the bank and the holding company in connection with the reorganization.

                             SHAREHOLDER PROPOSALS

     As currently contemplated, the reorganization will be consummated in the third quarter of 2001. Therefore, assuming the reorganization described herein is approved, the holding company will be conducting the 2002 Annual Meeting of Shareholders. Shareholder proposals intended to be presented at the holding company's 2002 Annual Meeting must be submitted to the holding company by December 12, 2001, in order to be considered for inclusion in the proxy materials for such meeting.

                             AVAILABLE INFORMATION

     Bank of Powhatan, N.A. is subject to the informational reporting requirements of the rules and regulations of the Office of the Comptroller of the Currency. Pursuant to these reporting requirements, including the Securities Exchange Act of 1934 as adopted by the OCC, the bank files its proxy statement, its quarterly reports on Form 10-QSB and its annual report on Form 10-KSB with the OCC. The OCC maintains a public reference room at Independence Square, 250 E Street, SW, Washington, D.C. 20219, and copies may be obtained from the OCC at prescribed rates or by calling the OCC at (202) 874-5000. The OCC also maintains a web site that contains useful information. The address of the OCC web site is http://www.occ.treas.gov/. The information on the OCC web site is not, and is not intended to be, part of this proxy statement/prospectus and is not incorporated into this proxy statement/prospectus by reference here.

     TransCommunity Bankshares Incorporated, the company that is proposed to become the parent corporation of the bank, has filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the shares of holding company common stock issuable in the reorganization. As permitted by the rules and regulations of the Commission, this proxy statement/prospectus omits certain information contained in the registration statement. For further information and reference, the registration statement and the exhibits thereto may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates, or by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that includes reports, proxy statements and other information. The address of the Commission web site is http://www.sec.gov. The information on the SEC web site is not, and is not intended to be, part of this proxy statement/prospectus and is not incorporated into this proxy statement/prospectus by reference here.

     Pursuant to the reorganization, the holding company will be subject to reporting responsibilities under the Exchange Act. Following the reorganization, the holding company must comply with the reporting requirements of the Commission, and will file such reports and information with the Commission.

     The bank's annual report (including financial statements) for the year ended December 31, 2000, which report includes audited financial statements of the bank for the year ended December 31, 2000, and the bank's quarterly report (including financial statements) for the quarter ended March 31, 2001, are included with this proxy statement/prospectus in connection with the 2001 Annual Meeting of shareholders. The annual report is prepared in conformity with generally accepted accounting principles. Copies of the bank's audited financial statements, and unaudited quarterly reports and call reports will be available for inspection by shareholders at the Annual Meeting. Copies of all financial statements will be made available upon request. In addition, copies of the bylaws of the holding company will be available for inspection at the Annual Meeting and will be provided upon request prior to the meeting. All requests for copies of information should be directed to the bank's Chief Executive Officer at the bank's main office at 2320 Anderson Highway, Powhatan, Virginia 23239 or by telephone to James F. Keller, President, at (804) 598-6839.

                DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This proxy statement/prospectus contains forward-looking statements, including statements giving the bank's current expectation or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Although the bank believes that the expectations reflected in its forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to the bank or persons acting on the bank's behalf are expressly qualified in their entirety by these cautionary statements. The bank cautions you not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

                                                                       Exhibit A

                             AMENDED AND RESTATED
                     AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of May 9, 2001, by and among TransCommunity Bankshares Incorporated a proposed bank holding company organized under the laws of Virginia, with its principal office in Powhatan, Virginia (the "Holding Company"), and Bank of Powhatan, N.A., a national bank, with its Main Office in Powhatan, Virginia (the "Bank").

                                  WITNESSETH:

    WHEREAS, the respective Boards of Directors of the Holding Company and the Bank have previously resolved that the reorganization of the Bank under a holding company structure pursuant to a statutory share exchange transaction under the Virginia Stock Corporation Act (the "Share Exchange") so that the Bank will become a wholly-owned subsidiary of the Holding Company, is in the respective best interests of the constituent corporations and their shareholders; and,

    WHEREAS, each Board has previously approved an Agreement and Plan of Reorganization and each Board now desires to amend such Agreement and Plan of Reorganization. To that end, each such Board has approved this Amended and Restated Agreement and Plan of Reorganization.

    NOW THEREFORE, in consideration of the mutual agreements set forth herein, the constituent corporations agree as follows:

    1. The Share Exchange. At the Effective Date, the Bank shall become a banking subsidiary of the Holding Company pursuant to the Plan of Share Exchange attached hereto as Appendix A. The Share Exchange shall be effective on the date shown on the certificate of Share Exchange issued by the State Corporation Commission of Virginia, effectuating the Share Exchange (the "Effective Date").

    2. Name; Articles of Incorporation; Bylaws; Offices. At the Effective Date, the name, articles and bylaws of the Bank will not change. The main office and branches of the Bank immediately prior to the Share Exchange shall not change as a result of the Share Exchange.

    3. Conversion of Shares. Upon, and by reason of, the Share Exchange becoming effective, no cash shall be allocated to the shareholders of the Bank, and stock shall be issued and allocated as follows:

        (a) Each of the issued and outstanding shares of common stock of the Bank ("Bank Common Stock") shall be automatically exchanged for one share of common stock of the Holding Company ("Holding Company Common Stock"). Outstanding certificates representing shares of Bank Common Stock will thereafter represent an equal number of shares of Holding Company Common Stock. As soon a practicable thereafter, the Holding Company will issue new stock certificates representing the additional shares of Holding Company Common Stock received in the Share Exchange. Each holder of Bank Common Stock, upon the surrender of his Bank stock certificates to the Holding Company duly endorsed for transfer, will be entitled to receive in exchange therefor a certificate or certificates representing an equivalent number of shares of Holding Company Common Stock, but shareholders will not be required to surrender their Bank stock certificates.

        (b) Shares of Bank Common Stock issued and outstanding shall, by virtue of the Share Exchange, continue to be issued and outstanding shares held by the Holding Company.

    4. Capital of the Bank. The capital, surplus and undivided profits of the Bank at the Effective Date will be equal to the capital structure of the Bank at December 31, 2000 adjusted for capital contributions, normal earnings and expenses, and other capital changes between December 31, 2000, and the Effective Date.

    5. Board of Directors; Officers. (a) At the Effective Date, the boards of directors of the Bank and the Holding Company shall continue to serve as the directors of the Bank and the Holding Company, respectively, except as otherwise determined in the discretion of the Boards prior to the Effective Date, until the next annual meeting or until such time as their successors have been elected and qualified.

        (b) At the Effective Date, the respective officers of the Bank and the Holding Company shall continue to serve in their then current positions until such time as their successors have been elected or appointed.

    6. Rights of Dissenting Shareholders. Shareholders of the Bank who dissent from the Share Exchange will be entitled to the dissenters' rights and remedies set forth in the provisions of 12 U.S.C. Section 215a.

    7. Conditions to the Share Exchange. Consummation of the Share Exchange is conditioned upon (i) the approval of this Agreement by the affirmative vote of the shareholders owning more than two-thirds of the outstanding shares of common stock of the Bank at a meeting to be held on the call of its board of directors,
(ii) the receipt of the required regulatory approvals, and (iii) the receipt of stock of the Bank at a meeting to be held on the call of its board of directors, an opinion of counsel as to the tax-free nature of the transaction. Upon the satisfaction of the foregoing conditions, the Share Exchange shall become effective.

    8. Termination. This Agreement may be terminated by the unilateral action of either of the boards of directors of the Bank or the Holding Company prior to the approval of this Agreement by the Bank's shareholders or by the mutual consent of the respective boards of directors of the Bank and the Holding Company after the Bank's shareholders approve the transaction. Upon termination for any reason, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the Bank or the Holding Company or any of their directors, officers, employees, agents or shareholders.

    9. Conversion of Stock Options. (a) On the Effective Date, all rights with respect to Bank Common Stock pursuant to stock options ("Bank Options") granted by the Bank under a Bank stock option plan (the "Bank Stock Option Plan") which are outstanding on the Effective Date, whether or not they are exercisable, shall be converted into and become rights with respect to Holding Company Common Stock, and the Holding Company shall assume each Bank Option in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From the Effective Date forward, (i) each Bank Option assumed by the Holding Company may be exercised solely for shares of Holding Company Common Stock, (ii) the number of shares of Holding Company Common Stock subject to each Bank Company Option shall be equal to the number of shares of Bank Common Stock subject to such option immediately prior to the Effective Date and (iii) the per share exercise price under each such Bank Option shall be the per share exercise price under each such option prior to the Effective Date and (iv) the terms and conditions of the Bank Stock Option Plan shall be converted into and deemed to be the terms and conditions of the outstanding Holding Company Stock Option Plan which shall be effective on and continue after the Effective Date.

    WITNESS, the following signatures and seals for the parties, each hereunto set by its President and attested by its Cashier or Secretary, pursuant to duly authorized resolutions of its board of Directors.

ATTEST:                             TransCommunity Bankshares Incorporated



By: /s/ William C. Wiley            By: /s/ Bruce B. Nolte
    ---------------------------         -------------------------
    Chairman of the Board                      President



ATTEST:                             Bank of Powhatan, N.A.



By: /s/ Kathleen R. Mojica           By: /s/ James F. Keller
    ---------------------------         -------------------------
    Vice president and Cashier          President

                                                                      Appendix A

                            PLAN OF SHARE EXCHANGE
                                    BETWEEN
                            BANK OF POWHATAN, N.A.
                                      AND
                    TRANSCOMMUNITY BANKSHARES INCORPORATED


                                   ARTICLE 1
             The Parties to the Share Exchange and Effective Date

     1.1 The Parties to the Share Exchange. The name of the party whose shares are being acquired in the Share Exchange (as defined in section 2.1 below) is the Bank of Powhatan, N.A. (the "Bank"). The name of the party acquiring the shares of the Bank of Powhatan, N.A. in the Share Exchange is TransCommunity Bankshares Incorporated, a Virginia corporation (the "Holding Company").

     1.2 Effective Date. The effective date (the "Effective Date") of the Share Exchange shall be the date shown on the Certificate of Share Exchange issued by the State Corporation Commission of Virginia, effectuating the Share Exchange.

                                   ARTICLE 2
                   Terms and Conditions of the Share Exchange

     2.1 The Share Exchange. At the Effective Date, the Bank shall become a wholly owned subsidiary of the Holding Company through the exchange of the outstanding shares of common stock of the Bank for shares of the common stock of the Holding Company in accordance with Section 3.1 of this Plan of Share Exchange and pursuant to Section 13.1-717 of the Virginia Stock Corporation Act (the "Share Exchange").

     2.2 Effect of Share Exchange. At the Effective Date, the Share Exchange shall have the effect as provide in Section 13.1-721 of the Virginia Stock Corporation Act.

                                   ARTICLE 3
                          Manner of Exchanging Shares


     3.1 Exchange of Shares. Upon the Effective Date shares of Holding Company common stock shall be issued and allocated as follows:

          (a) Each of the issued and outstanding shares of common stock of the Bank ("Bank Common Stock") shall be automatically exchanged for one share of common stock of the Holding Company ("Holding Company Common Stock"). Outstanding certificates representing shares of Bank Common Stock will thereafter represent an equal number of shares of Holding Company Common Stock. As soon a practicable thereafter, the Holding Company will issue new stock certificates representing the additional shares of Holding Company Common Stock received in the Share Exchange. Each holder of Bank Common Stock, upon the surrender of his Bank stock certificates to the Holding Company duly endorsed for transfer, will be entitled to receive in exchange therefor a certificate or certificates representing an equivalent number of shares of Holding Company Common Stock, but shareholders will not be required to surrender their Bank stock certificates.

          (b) Shares of Bank Common Stock issued and outstanding shall, by virtue of the Share Exchange, continue to be issued and outstanding shares and shall be denoted on the books and records of the Bank as held of record by the Holding Company.

     3.2 Manner of Exchange. As promptly as practicable after the Effective Date, the Holding Company shall cause the Bank or its duly appointed agent, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of the Bank immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of Bank Common Stock (other than shares held by shareholders who perfect their dissenters' rights as provided under 12 U.S.C. (S) 215a) for the consideration set forth in Section 3.1(a) above.

                                                                       EXHIBIT B



Sec. 215a. Merger of national banks or State banks into national banks

   .  (b) Dissenting shareholders

      If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

   .  (c) Valuation of shares

      The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

   . (d) Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

      If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.